

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2025

David Andrada
Co-Chief Executive Officer
Aura Fat Projects Acquisition Corp
1 Phillip Street, #09-00
Royal One Phillip, Singapore, 048692

> **Re: Aura Fat Projects Acquisition Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 23, 2025**
> **File No. 001-41350**

Dear David Andrada:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Trade & Services


cc: Andrew M. Tucker